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SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 52125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Advisors Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3525 Piedmont Road, Suite 300
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcelle Long **(404) 814-1013**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Marcelle Long**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Portfolio Advisors Alliance, Inc.**, as of **December 31**, **2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA BRYAN NOTARY PUBLIC CHEROKEE COUNTY GEORGIA COM. EXP. Jan. 28, 2013

Marcelle Long
Signature

President
Title

Amanda Bryan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PORTFOLIO ADVISORS ALLIANCE, INC.
Financial Statements
For the Year Ended
December 31, 2009
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Portfolio Advisors Alliance, Inc.

We have audited the accompanying statement of financial condition of Portfolio Advisors Alliance, Inc., as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Portfolio Advisors Alliance, Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

		2009
Cash and cash equivalents	$	1,782
Accounts receivable from clearing broker		135,264
Other receivables		4,200
Prepaid expenses		20,518
Property and equipment, net of accumulated depreciation of $13,230		217
Deposits with clearing brokers		69,238
Other assets		1,450
Total Assets	$	232,669

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	12,209
Accrued commissions		111,009
Due to related party		50,000
Total Liabilities		173,218
STOCKHOLDER'S EQUITY		
Common stock, no par value, stated value $.10, 500,000 shares authorized, 40,000 shares issued and outstanding		4,000
Paid-in capital		209,402
Retained earnings (deficit)		(153,951)
Total Stockholder's Equity		59,451
Total Liabilities and Stockholder's Equity	$	232,669

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

	2009
REVENUES	
Commissions	$ 2,078,483
Total revenues	2,078,483
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	1,931,730
Clearing costs	57,595
Occupancy	17,695
Other operating expenses	50,400
Total expenses	2,057,420
INCOME BEFORE INCOME TAXES	21,063
INCOME TAXES	-
NET INCOME	$ 21,063

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

		2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	21,063
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		127
Increase in receivables from clearing broker		(135,693)
Increase in accounts payable and accrued expenses		119,288
Increase in deposit with clearing broker		(44,022)
Increase in prepaid expenses		(20,518)
NET CASH USED BY OPERATING ACTIVITIES		(59,755)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contributions		11,685
Increase in due from related party		50,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		61,685
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,930
CASH (OVERDRAFT) BALANCE:		
Beginning of year		(148)
End of year	$	1,782

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	$ 4,000	$ 197,717	$ (175,014)	$ 26,703
Capital contributions		11,685		11,685
Net income			21,063	21,063
Balance, December 31, 2009	$ 4,000	$ 209,402	$ (153,951)	$ 59,451

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of California. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities, mutual funds and variable life and annuity products for customers located throughout the United States. The Company operates from offices located in Atlanta, Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SAFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE B — LEASES

The Company leases and pays for an apartment that is occupied by an officer of the Company under a short-term lease.

Rent expense under the arrangement for the year ended December 31, 2009 was approximately $18,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $33,066, which was $21,518 in excess of its required net capital of $11,548 and its ratio of aggregate indebtedness to net capital was 5.24 to 1.0.

NOTE D — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E — DEPOSITS AT CLEARING ORGANIZATION

The Company clears all of its proprietary and customer transaction through other broker-dealers on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firms. Provided that the Company is not in default of its obligations or liabilities to the clearing firms, the clearing firms will return the security deposits following termination of the fully disclosed correspondent/clearing agreement.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE F — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ 5,000
Deferred income tax expense (benefit)	(5,000)
Income tax expense	$ -

The net deferred tax asset consists of the following:

Deferred tax asset arising from net operating loss carryforward	$ 25,000
Valuation allowance	(25,000)
	$ -

The most significant component of deferred tax assets arises from net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

As of December 31, 2009, the Company has federal and California net operating loss carryforwards that may be used to offset future taxable income of approximately $126,000. The loss carryforwards are due to expire in the years 2020 through 2029 for federal and 2010 through 2015 for California.

NOTE G — RELATED PARTY TRANSACTIONS

A portion of the Company's activities were performed from premises provided to the Company at no cost.

The value of the premises provided is not considered significant.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2009

NET CAPITAL:

Total stockholder's equity	$ 59,451
Less nonallowable assets:	
Property and equipment	(217)
Prepaid expenses	(20,518)
Other assets	(5,650)
	(26,385)
Net capital before haircuts	33,066
Less haircuts	-
Net capital	33,066
Minimum net capital required	11,548
Excess net capital	$ 21,518
Aggregate indebtedness	$ 173,218
Net capital based on aggregate indebtedness	$ 11,548
Ratio of aggregate indebtedness to net capital	5.24 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009

There is no significant difference between net capital reported in Part IIA of Form X-17a-5 and net capital as reported above.

PORTFOLIO ADVISORS ALLIANCE, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Portfolio Advisors Alliance, Inc.

In planning and performing our audit of the financial statements of Portfolio Advisors Alliance, Inc., for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Portfolio Advisors Alliance, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 26, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Portfolio Advisors Alliance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Portfolio Advisors Alliance, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Advisors Alliance, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Portfolio Advisors Alliance, Inc.'s management is responsible for the Portfolio Advisors Alliance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2010

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052125 FINRA DEC
PORTFOLIO ADVISORS ALLIANCE INC 12*12
STE 300
3525 PIEDMONT RD NE BLDG 7
ATLANTA GA 30305-1578

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARCELLE LONG (404) 474-3806

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,924

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,471)

7/24/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,453

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,453

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PORTFOLIO ADVISORS ALLIANCE, INC.
(Name of Corporation, Partnership or other organization)

Marcelle Long
(Authorized Signature)

Dated the 22nd day of FEBRUARY, 2009.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending __________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,982,179-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. 39,762 -

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 39,762 -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 52,162-

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 228-

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 228-

Total deductions 52,390-

2d. SIPC Net Operating Revenues $ 1,969,551-

2e. General Assessment @ .0025 $ 4,924-

(to page 1 but not less than $150 minimum)